Report of Independent
Registered Public Accounting
Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:
We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940, that
The Dreyfus/Laurel Funds Trust (the
"Trust"), which is comprised of Dreyfus
International Bond Fund, Dreyfus Global
Equity Income Fund, and Dreyfus High
Yield Fund, (collectively the "Funds"),
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2013, and from April 30, 2013 through June 30, 2013, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in
accordance with the standards of the
Public Company Accounting Oversight
Board (United States) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the circumstances.  Included
among our procedures were the following
tests performed as of  June 30, 2013 and
with respect to agreement of security
purchases and sales, for the period from
April 30, 2013, the date of our last
examination, through June 30, 2013:
1.	Examination of The Bank of New
York Mellon's (the "Custodian")
security position reconciliations for
all securities held by sub custodians
and in book entry form;
2.	Confirmation of all securities
hypothecated, pledged or placed in
escrow with brokers;
3.	Count and inspection of all
securities located in the vault of the
Custodian in New York City;
4.	Reconciliation between the Funds'
accounting records and the
Custodian's records as of June 30,
2013;
5.	Agreement of pending purchase
activity for the Funds as of June 30,
2013 to documentation of
corresponding subsequent bank
statements;
6.	Agreement of pending sale activity
for the Funds as of June 30, 2013
to documentation of corresponding
subsequent bank statements;
7.	Agreement of one purchase and
one sale per Fund, from the period
April 30, 2013, the date of our last
examination, through June 30, 2013
from the books and records of the
Trust to the bank statements noting
that they had been accurately
recorded and subsequently settled;
8.	Review of the BNY Mellon Asset
Servicing Report on Controls
Placed in Operation and Tests of
Operating Effectiveness ("SOC 1
Report") for the period July 1, 2012
to June 30, 2013 and noted no
relevant findings were reported in
the areas of Asset Custody and
Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2013, and from April 30, 2013 through June 30, 2013, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the
information and use of management and
the Board of Trustees of The
Dreyfus/Laurel Funds Trust and the
Securities and Exchange Commission and
is not intended to be and should not be
used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
September 6, 2013



September 6, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

Management of Dreyfus International
Bond Fund, Dreyfus Global Equity
Income Fund, and Dreyfus High Yield
Fund, each a series of The Dreyfus/Laurel
Funds Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment
Companies," of the Investment Company
Act of 1940.  Management is also
responsible for establishing and
maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation
of the Funds' compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2013 and from
April 30, 2013 through June 30, 2013.
Based on the evaluation, Management
asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2013
and from April 30, 2013 through June 30,
2013 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer

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